SECURITI[...]N

06005445



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| SEC FILE NUMBER |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Black, James I. + Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S FLORIDA AVENUE
(No. and Street)

LAKELAND (City) FL (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JESS G TUCKER 863-686-4163
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NOBLES DECKER LENKER & CARDOSO CPA"S PA
(Name – *if individual, state last, first, middle name*)

102 W WHITING ST (Address) STE 201 TAMPA (City) FL (State) 33602-5114 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, GERALD L BLACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES I BLACK & COMPANY, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public

H. ALLEN SALE, Jr.
Notary Public, State of Florida
My comm. exp. Aug. 2, 2008
Comm. No. DD 309444

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition~~. STATEMENT OF CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AUDITED FINANCIAL STATEMENTS

JAMES I. BLACK & COMPANY

DECEMBER 31, 2005

NOBLES, DECKER, LENKER & CARDOSO

Professional Association

Certified Public Accountants

AUDITED FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY
DECEMBER 31, 2005

NOBLES, DECKER, LENKER & CARDOSO

PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

102 W. WHITING STREET
SUITE 201
TAMPA, FLORIDA 33602-5114

TELEPHONE
813-223-3455
FAX
813-223-3515

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
James I. Black & Company
Lakeland, Florida

We have audited the accompanying statements of financial condition of James I. Black & Company as of December 31, 2005 and 2004, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of James I. Black & Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nobles Decker Lenker & Cardoso

February 24, 2006

STATEMENTS OF FINANCIAL CONDITION
JAMES I. BLACK & COMPANY

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 181,876 | $ 132,535 |
| Deposits with clearing organizations | 145,969 | 51,482 |
| Receivables: | | |
| Brokers-dealers and clearing organizations | 24,112 | 52,823 |
| Brokerage customers | 2,241,976 | 1,719,206 |
| Securities, at market value | 6,516 | 8,709 |
| Refundable income taxes | 3,099 | -0- |
| Exchange memberships, at cost (approximate market value $5,000 in 2005 and $15,000 in 2004) | 5,000 | 5,000 |
| Furniture and equipment, net of accumulated depreciation of $168,961 and $134,548, respectively | 75,902 | 74,661 |
| | $ 2,684,450 | $ 2,044,416 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Short-term bank loans | $ 760,000 | $ 109,000 |
| Payables: | | |
| Brokers-dealers and clearing organizations | -0- | -0- |
| Brokerage customers | 933,344 | 945,878 |
| Accounts payable and accrued expenses | 24,468 | 13,016 |
| Income taxes payable | -0- | 3,910 |
| Long-term note payable | 29,273 | 36,372 |
| Total Liabilities | 1,747,085 | 1,108,176 |
| Stockholders' equity | | |
| Common stock, no par value; 500 shares authorized, issued and outstanding at a stated value of $100 per share | 50,000 | 50,000 |
| Additional paid-in capital | 25,000 | 25,000 |
| Retained earnings | 862,365 | 861,240 |
| Total Stockholders' Equity | 937,365 | 936,240 |
| | $ 2,684,450 | $ 2,044,416 |

See Notes to Financial Statements

STATEMENTS OF INCOME
JAMES I. BLACK & COMPANY

| | Year Ended December 31, 2005 | 2004 |
|---|---|---|
| REVENUES | | |
| Commissions | $ 2,070,871 | $ 1,656,847 |
| Interest | 110,245 | 187,691 |
| Other | 13,950 | 12,758 |
| | 2,195,066 | 1,857,296 |
| EXPENSES | | |
| Employee compensation and benefits | 1,501,297 | 1,183,021 |
| Interest | 9,667 | 20,130 |
| Floor brokerage, exchange and clearance fees | 113,855 | 123,896 |
| Communications and data processing | 252,278 | 233,849 |
| Occupancy | 247,727 | 204,265 |
| Other | 66,536 | 75,252 |
| | 2,191,360 | 1,840,413 |
| INCOME BEFORE INCOME TAXES | 3,706 | 16,883 |
| Provision for income taxes | 2,581 | 7,587 |
| NET INCOME | $ 1,125 | $ 9,296 |

See Notes to Financial Statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
JAMES I BLACK & COMPANY

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at December 31, 2003 | $ 50,000 | $ 25,000 | $ 851,944 | $ 926,944 |
| Net income | | | 9,296 | 9,296 |
| Balance at December 31, 2004 | $ 50,000 | $ 25,000 | $ 861,240 | $ 936,240 |
| Net income | | | 1,125 | 1,125 |
| Balance at December 31, 2005 | $ 50,000 | $ 25,000 | $ 862,365 | $ 937,365 |

See Notes to Financial Statements

STATEMENTS OF CASH FLOWS
JAMES I. BLACK & COMPANY

| | Year Ended December 31, 2005 | Year Ended December 31, 2004 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ 1,125 | $ 9,296 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | |
| Depreciation | 34,413 | 40,126 |
| (Increase) decrease in operating assets: | | |
| Deposits with clearing organizations | ( 94,487) | ( 31,047) |
| Receivables: | | |
| Brokers-dealers and clearing organizations | 28,711 | ( 46,834) |
| Brokerage customers | ( 522,770) | 731,656 |
| Securities | 2,193 | 663 |
| Refundable income taxes | ( 3,099) | 3,677 |
| Increase (decrease) in operating liabilities: | | |
| Short-term bank loans | 651,000 | ( 550,000) |
| Payables: | | |
| Brokers-dealers and clearing organizations | -0- | ( 13,527) |
| Brokerage customers | ( 12,534) | ( 37,914) |
| Accounts payable and accrued expenses | 11,452 | ( 21,921) |
| Income taxes payable | ( 3,910) | 3,910 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 92,094 | 88,085 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Acquisition of furniture and equipment | ( 35,654) | ( 37,318) |
| NET CASH USED BY INVESTING ACTIVITIES | ( 35,654) | ( 37,318) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Principal payments on long-term note payable | ( 7,099) | ( 6,890) |
| NET CASH USED BY FINANCING ACTIVITIES | ( 7,099) | ( 6,890) |
| NET INCREASE IN CASH | 49,341 | 43,877 |
| CASH AT BEGINNING OF YEAR | 132,535 | 88,658 |
| CASH AT END OF YEAR | $ 181,876 | $ 132,535 |
| SUPPLEMENTAL DISCLOSURES | | |
| Interest paid | $ 7,139 | $ 20,511 |
| Income tax paid | $ 9,590 | $ -0- |

See Notes to Financial Statements

## NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: James I. Black & Company (the Company) was founded in 1964 and is primarily engaged in the securities brokerage business in Lakeland, Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission.

Security Transactions: Securities transactions and related commission revenues and expenses of the Company are recorded in the accounts on a trade date basis. The customers' securities are recorded on a settlement date basis. The Company's accounting and reporting policies conform to generally accepted accounting principles.

Securities: Securities owned by the Company are valued at market and the resulting unrealized gains and losses are reflected in income.

Furniture and equipment: Furniture and equipment are stated at cost. Depreciation is determined using the declining-balance method over the estimated useful lives of the assets, ranging from three to seven years.

Pervasiveness of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising: The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense was $1,484 and $6,065 for the years ended December 31, 2005 and 2004, respectively.

## NOTE B -- RECEIVABLE FROM AND PAYABLE TO BROKERAGE CUSTOMERS

Accounts receivable from and payable to brokerage customers include amounts arising from cash and margin transactions. Securities owned by brokerage customers are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statements.

## NOTE C -- BANK LOANS

The Company makes short-term bank loans under a credit agreement of up to $3,000,000. The borrowings are payable on demand and are fully collateralized by the customers' margin account securities at a 70% advance ratio. As of December 31, 2005 and 2004, the bank loan balances of $760,000 and $109,000, respectively, were collateralized by margin customer securities of $2,101,247 and $1,003,581, respectively. The interest rate charged is .5 percentage point (1/2%) above the bank's prime rate (6% at December 31, 2005).

## NOTE D -- LONG-TERM NOTE PAYABLE

Note Payable to GMAC Finance is an installment note dated October 23, 2003, in the original amount of $44,390. The Note is secured by a vehicle with a net carrying value of $18,107 and is payable in 72 monthly payments of $674 including interest at 3%.

Maturities of long-term debt are as follows:

| | |
|---|---|
| 2006 | $ 7,315 |
| 2007 | 7,538 |
| 2008 | 7,767 |
| 2009 | 6,653 |
| | $29,273 |

## NOTE E -- INCOME TAXES

The components of the provision for corporate income tax are as follows:

| | 2005 | 2004 |
|---|---|---|
| Current | | |
| Federal | $ 2,069 | $ 5,676 |
| State | 512 | 1,911 |
| | $ 2,581 | $ 7,587 |

A reconciliation of the expected and the reported provision for corporate income tax follows:

| | 2005 | 2004 |
|---|---|---|
| Provision expected based on statutory rates | $ 729 | $ 3,322 |
| Effect of non-deductible and other items, net | 1,852 | 4,265 |
| | $ 2,581 | $ 7,587 |

## NOTE F -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). As a result, the Company is required to maintain a minimum net capital level. As of December 31, 2005, the Company had net capital of $805,410 and net capital requirements of $250,000, resulting in $555,410 excess net capital.

## NOTE G - SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES

During 2004, the Company established a Savings Incentive Match Plan for Employees (SIMPLE - IRA), whereby the employees may elect to contribute up to $12,000 (including catch-up contributions for employees over age 49) of their gross wages upon meeting age and length of service requirements. The Company made a contribution of 3% of electing employees' wages. Employer contributions to the Plan totaled $35,944 and $22,674 for the years ended December 31, 2005 and 2004, respectfully.

## NOTE H -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities and commodities as either principal or agent on behalf of its cash or margin customers. If either the customer or a counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

## NOTE I -- SUBORDINATED LIABILITIES

The Company did not have liabilities subordinated to claims of general creditors as of December 31, 2005 and 2004, nor were there any increases or decreases in such liabilities during the respective years then ended.

## NOTE J -- CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. Concentration risks as of December 31, 2005 and 2004 amounted to $82,783 and $-0-, respectfully.

## NOTE K -- RELATED PARTY TRANSACTIONS

The Company leases office space on a month to month basis from an entity owned by two of its stockholders. These rents paid, which are included in occupancy expenses for the years ended December 31, 2005 and 2004, were $72,000 and $64,000, respectively.

NOTE L -- COMMITMENTS

The Company has entered into non-cancelable equipment leases and future minimum rentals are as follows:

| December 31 | Amount |
|---|---|
| 2006 | $ 6,282 |
| | $ 6,282 |

Annual equipment rental expenses included in occupancy expenses for the years ended December 31, 2005 and 2004 were $13,013 and $12,187, respectively.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JAMES I. BLACK & COMPANY

As of December 31, 2005

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2005

| | | |
|---|---|---|
| Stockholders' equity | | $ 937,365 |
| Deductions and charges | | |
| Non-allowable assets | | |
| Exchange memberships | 5,000 | |
| Furniture and equipment | 75,902 | |
| Securities owned not readily marketable | 6,516 | |
| Unsecured accounts | 13,618 | |
| Other assets | 30,919 | |
| | | 131,955 |
| Net capital before haircuts on security position | | 805,410 |
| Less: | | |
| Haircuts on security positions | | -0- |
| Net capital | | $ 805,410 |
| Aggregate indebtedness | | $ 1,747,085 |
| Minimum net capital required | | $ 250,000 |
| Excess net capital | | $ 555,410 |
| Excess net capital at 1000% | | $ 630,701 |
| Ratio: Aggregate indebtedness to net capital | 2.17 to 1 | |

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of
December 31, 2005)

| | |
|---|---|
| Net capital as reported in Company's Part II (unaudited Focus report) | $ 804,827 |
| Adjustment to income tax provision | ( 1,581) |
| Miscellaneous account reclassifications | 2,164 |
| Net capital per above | $ 805,410 |

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2005

| | |
|---|---|
| Credit balances: | |
| Free credit balances and other credit balances in customers' security accounts | $ 935,510 |
| Monies borrowed, collateralized by securities carried for the accounts of customers | 760,000 |
| Customer securities failed to receive | 425 |
| Total credit items | 1,695,935 |
| Debit balances: | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3 | 2,206,078 |
| Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts) | 98 |
| Total debit items | 2,206,176 |
| RESERVE COMPUTATION | |
| Excess of total debits over total credits | $ 510,241 |
| Required deposit | NONE |
| RECONCILIATION WITH COMPANY'S COMPUTATION (included In Part II of Form X-174-5 as of December 31, 2005) | |
| Excess as reported in Company's Part II (unaudited Focus report) | $ 510,241 |
| Change in settlement accounts and unsecured accounts, net | -0- |
| Excess per this computation | $ 510,241 |

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2005

| | Market Value | Number of Items |
|---|---|---|
| 1) Customers' fully paid and excess margin securities not in the Company's possession or control as of December 31, 2005 but for which instructions to reduce possession or control had been issued as of December 31, 2005, but for which the required action was not taken within the time frames specified under Rule 15c3-3 | None | None |
| 2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2005, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 | None | None |

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JAMES I. BLACK & COMPANY

As of December 31, 2005

The Company is exempt from making the daily computations of segregation and secured amount requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulation 30.7 and the regulations thereunder, and the segregation of funds and secured amounts based upon such computations. As an introducing broker-dealer, the Company clears all commodities transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records thereto.

# REPORT ON INTERNAL ACCOUNTING CONTROL

# AND

# CLIENT ADVISORY COMMENTS

# JAMES I. BLACK & COMPANY

# DECEMBER 31, 2005

NOBLES, DECKER, LENKER & CARDOSO
Professional Association

Certified Public Accountants

NOBLES, DECKER, LENKER & CARDOSO

PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

102 W. WHITING STREET
SUITE 201
TAMPA, FLORIDA 33602-5114

TELEPHONE
813-223-3455
FAX
813-223-3515

February 24, 2006

Board of Directors
James I. Black & Company
Lakeland, Florida

In planning and performing our audit of the financial statements of James I. Black & Company, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by James I. Black & Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3) Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Nobles Decker Lenker & Cardoso

NOBLES, DECKER, LENKER & CARDOSO

## COMMENTS AND OBSERVATIONS

### I. Customer Statements

It was noted that not all customer monthly statements were consistent in stating mutual fund holdings that were not in James I Black & Co, Inc. possession or control. We believe there would be overall value added and clarity to monthly statement presentations by reflecting all customer mutual funds as either held by James I Black & Co, Inc. for the customers and/or separate disclosure showing those funds held outside of James I Black & Co's possession by noting these customer assets are disclosed "for information purposes only".

### II. Business Continuity

In the event of an emergency such as the Katrina natural disaster, it is suggested that the Company develop a business continuity plan to be followed. In order to minimize any potential business disruption, the plan should be reviewed and updated based upon changes in business operations.

### III. Accounting Procedures

The Company should be commended for continuing to allocate resources to further enhance their overall clearing and accounting procedures during 2005. It is suggested that the Company consider expanding its chart of accounts in order to facilitate expenditure categorization for tax return purposes.